Exhibit 23

Consent Of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 333-65807 and 333-295423) of UMB Financial Corporation of our report dated June 24, 2026, with respect to the statement of net assets available for benefits of UMB Profit Sharing and 401(k) Savings Plan as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the years ended December 31, 2025 and 2024 and the related notes, and the supplemental information of Schedule of Assets (Held at End of Year) as of December 31, 2025, which report appears in the December 31, 2025 annual report on Form 11-K of UMB Profit Sharing and 401(k) Savings Plan.

/s/ RubinBrown LLP

Kansas City, Missouri

June 24, 2026